One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 426 6567 Fax

November 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Elena Stojic and Christina Fettig

Re:	Franklin BSP Capital Corporation
Registration Statement on Form 10
File Number: 000-56205

Dear Ms. Stojic:

On behalf of Franklin BSP Capital Corporation (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received from Elena Stojic of the Staff on October 23, 2020 relating to the Company’s Registration Statement on Form 10 (Registration No. 000-56205) (the “Registration Statement”). The Company intends to file Pre-Effective Amendment No. 1 to the Registration Statement (“Pre-Effective Amendment No. 1”) at a future date, which will reflect the responses below. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used but not defined herein shall have the meaning set forth in the Registration Statement. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement.

General

1.	Your disclosure indicates that you issued common stock to BSP Fund HoldCo (Debt Strategy) L.P., a wholly-owned subsidiary of Benefit Street Partners, in connection with a conversion transaction. However, your disclosure does not currently reflect the material terms or consummation of the Conversion. Please disclose the material terms, including the consideration paid and assets acquired. In addition, please explain to us:

•	the Securities Act exemption relied upon in the conversion transaction;
•	how the assets received were selected and valued by both parties; and,
•	whether BSP Fund HoldCo distributed its shares to other investors and, if so, the Securities Act exemption relied on in that transaction.

Elena Stojic Christina Fettig November 9, 2020 Page 2

Response:

The Company was formed on January 29, 2020 as a limited liability company. Effective September 23, 2020, the Company converted into a Delaware corporation. Immediately after the conversion, the Company sold 100 shares of its common stock, par value $0.001 per share, to BSP Fund Holdco (Debt Strategy) L.P. at a purchase price of $15.00 per share, which was paid in cash to the Company. The Company issued the shares of common stock to BSP Fund Holdco (Debt Strategy) L.P. in reliance on Section 4(a)(2) under the Securities Act of 1933, as amended. No assets other than cash payment for the shares issued to BSP Fund Holdco (Debt Strategy) L.P. described above were acquired in the formation or Conversion by the Company.

The Company confirms that BSP Fund Holdco (Debt Strategy) L.P. did not distribute shares of common stock of the Company to other investors.

The Company will revise the disclosure in Pre-Effective Amendment No. 1 under Item 10. Recent Sales of Unregistered Securities as set forth below:

“The Company was formed on January 29, 2020 as a limited liability company. Effective September 23, 2020, the Company converted into a Delaware corporation. Immediately after the conversion, the Company sold 100 shares of its common stock, par value $0.001 per share, to BSP Fund Holdco (Debt Strategy) L.P., a wholly-owned subsidiary of Benefit Street Partners, at a price of $15.00 per share, which was paid in cash to the Company.”

2.	Please advise whether the Company intends to issue debt securities or preferred stock within a year from the effective date of the registration statement. If so, please ensure your intentions to incur leverage and the related costs and risks are reflected in your disclosure.

Response:

The Company, including its board of directors, is evaluating the types of leverage that it may incur, and has not yet made a determination to issue preferred stock or debt securities within a year from the effective date of the registration statement. As requested, the Company will revise Pre-Effective Amendment No. 1 to more fully reflect the risks associated with an issuance of debt securities or preferred stock in the event its board of directors determines to issue any such securities as set forth below:

“Under the terms of our charter, our Board of Directors is authorized to issue shares of preferred stock with rights and privileges superior to common stockholders without common stockholder approval.

Elena Stojic Christina Fettig November 9, 2020 Page 3

Under the terms of our charter, our Board of Directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The Board of Directors has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, and terms or conditions of redemption for each class or series of preferred stock.

Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act, including among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.”

With respect to disclosure related to the costs of leverage the Company may incur, the Company respectfully submits that it has not yet negotiated any such leverage and that any such fee disclosure would be speculative at this time. Furthermore, the Company respectfully submits that any public disclosure regarding the cost of leverage it may incur could negatively impact its negotiations with prospective third parties lenders or purchases of preferred stock or debt securities.

3.	Please advise us if you have submitted, or expect to submit, an exemptive application or no-action request on behalf of the Company in connection with the Registration Statement.

Response:

The Company has not submitted and does not expect to submit an exemptive application or no-action request on behalf of the Company in connection with the Registration Statement.

Explanatory Note (Page 2)

4.	With respect to the lack of liquidity of, manner of distribution of and funding of distributions made by non-traded BDCs, please add the bulleted disclosure below, if accurate, in bold and larger font. We suggest the bullets also appear prominently immediately above the signature line on the Subscription Agreement:

•	The Company’s shares may not be sold without the written consent of the Investment Advisor.

Elena Stojic Christina Fettig November 9, 2020 Page 4

•	If the Company makes additional offerings of its shares in the future, an investor may be required to make additional purchases of the Company’s shares on one or more dates to be determined by the Company.

•	The Company’s shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop. Therefore the Company’s shares constitute illiquid investments.

•	Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

•	Repurchases of shares by the Company, if any, are expected to be limited.

•	An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

•	Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 to include the first, third, fourth, fifth, sixth and seventh bullets above. The Company respectfully submits that the second bulleted disclosure in the Staff’s comment is not applicable to the Company. The Company respectfully submits that given the sophisticated nature of the investors in the Company, all of whom will be “accredited investors” (as defined in Rule 501(a) under the Securities Act of 1933, as amended), the Company does not believe it is necessary to augment the signature page to its form subscription agreement as described above.

Item 1. Business (page 3)

5.	In the third paragraph, please also provide additional detail on the “secondary market transactions” through which the Company may purchase interests in loans or corporate bonds.

Response:

The Company will revise the disclosure to clarify that the phrase “secondary market transactions” refers to acquisitions of investments in middle market companies from a third party holder of such investment rather than from the portfolio company directly. The Company will revise the disclosure in Pre-Effective Amendment No. 1 by adding the bolded language noted below:

Elena Stojic Christina Fettig November 9, 2020 Page 5

“We also may purchase interests in loans or corporate bonds through secondary market transactions, which refers to acquisitions from secondary market participants rather than from the portfolio company directly.”

6.	Please disclose in this section the expected maturity and duration of the corporate debt and other loans in which the Company will invest.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of between five to ten years. The loans are often held for five years or less before any refinancing or disposition.”

7.	Please disclose whether the Company’s investments in fixed income securities are expected to be rated below investment grade by a rating agency or the equivalent if unrated. If yes, please disclose these investments are known as “high yield”, “speculative”, and “junk.”

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 by adding the bolded language below:

“Public Debt. In the event that the Company acquires fixed income securities and/or other instruments that are publicly traded, which may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated, the Company will be subject to certain inherent risks. Below investment grade securities, which are often referred to as “high yield,” “speculative” or “junk,” have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. In some circumstances, the Company may be unable to obtain financial covenants or other contractual rights, including management rights, that it might otherwise be able to obtain in making privately-negotiated debt investments. Moreover, the Company may not have the same access to information in connection with investments in public instruments, either when investigating a potential investment or after making an investment, as compared to a privately-negotiated debt investment.”

8.	In the last sentence of the fifth paragraph, please remove the phrase referencing “greater diversification” as this fund is non-diversified.

Elena Stojic Christina Fettig November 9, 2020 Page 6

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“We believe that such co-investments afford us additional investment opportunities and an ability to build a diverse portfolio.”

About Our Advisor, BSP and Franklin Templeton (page 4)

9.	Please clarify the advisory roles of BSP versus Franklin Resources, Inc., including how advisory responsibilities and fees will be divided between the two entities. Please disclose additional information on the role of Franklin Resources, Inc. as the entity is only mentioned in this section of the registration statement.

Response:

The Company’s investment adviser, Franklin BSP Capital Adviser L.L.C., is a subsidiary of Benefit Street Partners L.L.C, which is an affiliate of Franklin Resources, Inc. Franklin BSP Capital Adviser L.L.C. is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any base management fees and/or incentive fees payable under the Investment Advisory Agreement between the Company and Franklin BSP Capital Adviser L.L.C. is payable only to the Adviser and not to BSP or Franklin Resources, Inc. The Company respectfully submits that additional disclosure regarding Franklin Resources, Inc. is not relevant given that Franklin Resources, Inc. does not have a direct role in the advisory operations of the Company and is referenced in the Registration Statement only due to its position as the indirect parent company of the Company’s investment adviser. The Company respectfully submits that it believes that the limited disclosure of a larger parent company to an investment adviser is consistent with other disclosure by BDCs.

10.	Please disclose in this section how the board of directors, including the independent directors, will review the compensation that the Company pays to the Investment Advisor under the Administration Agreement and determine that such payments are reasonable in light of the services provided.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“Our Board of Directors, including a majority of the independent directors, will review the reimbursement of costs and expenses to the Administrator to determine if the provisions of the Administration Agreement are carried out satisfactorily and to determine whether the reimbursement of costs and expenses under the Administration Agreement are reasonable and appropriate. Our Board of Directors will also review the methodology employed in determining how costs and expenses are allocated to the Company and the proposed allocation of administrative expenses among the Company and affiliates of the Administrator.”

Elena Stojic Christina Fettig November 9, 2020 Page 7

Investment Objective (page 4)

11.	In the fifth bullet, explain what “maintaining fund-level downside protection through world-class risk management and multi-dimensional diversification” means.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 to refer to “maintaining downside protection through risk management and diversification.”

12.	In the paragraph titled Sourcing of primarily private debt opportunities, please remove the term “diversified” from the penultimate sentence. This term carries a specific meaning under the 40 Act.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“Primarily through hands-on, personal involvement in these investments and transactions, the Benefit Street Partners team has developed and maintained a broad and diverse network of contacts throughout the deal transaction ecosystem.”

13.	In the paragraph titled Prioritize non-competitive, “strategic capital” opportunities, please revise the first sentence to provide additional information about Benefit Street Partners’ “extensive networks as well as its proprietary relationships and insights.” Please also describe what the term “episodic” means in the context of the fourth sentence.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 by replacing the word “episodic” with “sporadic.”

14.	In the second sentence of the paragraph titled Investment-level risk/return profile optimization, please explain what the fund means by situations that are “less competitive where we are viewed as ‘strategic capital’ providers.”

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 by adding the bolded language below:

Elena Stojic Christina Fettig November 9, 2020 Page 8

“As mentioned above, the Company prioritizes situations which are less competitive and where we are viewed as “strategic capital” providers by virtue of our Adviser’s industry insights, capital markets expertise or other differentiating attribute.”

15.	In the fifth sentence of the paragraph titled Investment-level risk/return profile optimization, please define what the fund considers to be a “unit of risk.”

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“Our aim is to invest in opportunities where we are being paid higher yields for taking on a particular risk than what is contemplated in the broader market.”

16.	In the last sentence of the paragraph titled Investment-level risk/return profile optimization, please provide additional detail on what the phrase “investment-specific mechanisms to provide further downside protection” means.

Response:

The Company will revise Pre-Effective Amendment No. 1 by adding the bolded language as set forth below:

“In addition to downside protection that comes from the contractual nature of returns inherent in all debt structures, the Company plans to employ a wide range of investment-specific mechanisms to provide further downside protection in many of its investments, such as influencing specific terms of an investment.”

17.	On page 6, in the paragraph titled “Market Opportunity,” please explain what a “scaled platform” means.

Response:

The Company will revise Pre-Effective Amendment No. 1 as set forth below:

“Benefit Street Partners believes that the Company’s target market segment represents a large opportunity set for the Company, particularly for well-positioned investors that possess a platform that has reached a size that can offer greater efficiencies with respect to research and origination, deep credit markets experience, knowledge and proprietary sourcing networks.”

18.	On page 12, we note your disclosure in the paragraph titled “Realization” that your strategy is to source and structure investments that will deliver strong returns when held to maturity or refinanced. To the extent that your investment thesis and credit analysis assumes that a portfolio company will be able to refinance your investment, please state so clearly and consider the need for additional risk disclosure explaining the implications if market conditions change such that refinancing is not available.

Elena Stojic Christina Fettig November 9, 2020 Page 9

Response:

The Company respectfully submits that the risk disclosure in the risk factor captioned “Our debt investments will be subject to prepayment or refinancing risk” together with other risk factors in the Registration Statement adequately describes the risks associated with the need of portfolio companies to refinance their debt.

Term (page 14)

19.	Please disclose specifically that none of the liquidity events disclosed in this section are guaranteed to occur. Please also disclose here any restrictions that limit an investor’s ability to sell its shares.

Response:

The Company has included the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“There can be no assurance of when or if a Liquidity Event will occur. Furthermore, should there be an IPO or Exchange Listing, our stockholders will be subject to a lock-up restriction that will extend up to six months after the closing of such IPO or Exchange Listing pursuant to which they will be prohibited from selling or otherwise transferring shares of our Common Stock. See “Item 11. Description of Registrant’s Securities to be Registered—Transfer and Resale Restrictions.””

Investment Advisory Agreement (page 15)

20.	The disclosure in the first line in the Management Fee section on page 15 refers to “gross assets.” Please disclose how this term is defined in the Advisory Agreement.

Response:

The Company respectfully submits that the term “gross assets” is not defined in the Investment Advisory Agreement and it has the meaning given to such term under U.S. generally accepted accounting principles.

21.	In the last paragraph of the Management Fee section, please provide an example illustrating the meaning of “above 1.0x debt-to-equity.”

Elena Stojic Christina Fettig November 9, 2020 Page 10

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 by adding the bolded language as set forth below:

“After a Liquidity Event, the Management Fee payable under the Investment Advisory Agreement will be calculated at an annual rate of 1.50% of the Company’s average gross assets, provided, that the Management Fee will be calculated at an annual rate of 1.00% of the Company’s average gross assets purchased with borrowed funds above 1.0x debt-to-equity (equivalent to $1 of debt outstanding for each $1 of equity)…”

22.	In the last paragraph of the Management Fee section, please revise “after the closing” to “for a period of 15 months commencing on the date of the closing of the IPO or Exchange Listing[...]” per the Investment Advisory Agreement.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“…and provided further that for a period of 15 months commencing on the date of the closing of a Liquidity Event, the Adviser will irrevocably waive Management Fees in excess of 0.5% of the Company’s average gross assets.”

23.	Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response:

The Company respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3.1 of Form N-2 in a registration statement on Form 10. The Company believes that such disclosure was omitted from Form 10 for good reason, in that such disclosure would be inappropriate and potentially misleading to a Company that is not undertaking a public securities offering and, in the present case, remains at an early stage of development. The Company respectfully submits that the disclosure requirements of Item 3.1 of Form N-2 are intended to apply to a prospectus that is or will be used in connection with an offering of securities by a registrant. The Registration Statement does not include a prospectus and is not part of the materials on which an investor would be expected to rely in connection with a decision to invest in the Company’s securities. Consequently, any information included in the Registration Statement and tending to suggest such an offering of securities is imminent could be construed as a general solicitation that would impede or void the Company’s contemplated private placement of common stock. The Company further submits that the fees and expenses to be borne by stockholders through the investment advisory agreement and other contractual arrangements are fully described in several places throughout the Registration Statement. A separate fee table in the Registration Statement would not, in any case, include disclosure related to sales load or offering expenses as required by Item 3.1 of Form N-2, which are not payable by the Company at this time.

Elena Stojic Christina Fettig November 9, 2020 Page 11

Finally, the Company respectfully submits that fees and expenses actually incurred by the Company, and indirectly incurred by the stockholders of the Company, will be disclosed in the Company’s quarterly reports on Form 10-Q and its annual report on Form 10-K, and that this ongoing reporting information would be of greater utility to investors than the requested table.

24.	In Incentive Fee, please consider disclosing a graphical representation and examples showing the calculation of the income-based component of the incentive fee.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 accordingly.

25.	In the fifth paragraph of the Incentive Fee section, please revise the reference to “an IPO or Exchange Listing” to “liquidity event” which encompasses more than an IPO or Exchange Listing, per the Investment Advisory Agreement.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 to reference a Liquidity Event rather than an IPO or Exchange Listing.

26.	In the sixth paragraph of the Incentive Fee section, please revise the phrase “after the closing” to “[f]or a period of 15 months commencing on the date of the closing of a Liquidity Event” for consistency with the Waiver Letter.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“Notwithstanding the foregoing, for a period of 15 months commencing on the date of the closing of a Liquidity Event, the Adviser will irrevocably waive any incentive fee on income otherwise payable in excess of any amounts calculated at the pre-IPO or pre-Exchange Listing rates.”

27.	We note your disclosure that for purposes of calculating Pre-Incentive Fee Net Investment Income, the calculation methodology will look through total return swaps (“TRS”) as if the Company owned the referenced asset directly. With a view to improved strategy disclosure, please clarify the types of TRS the Company will use and the purposes for which they will use them. In addition, to the extent that the Company will use TRS in connection with managing interest rate risks, clarify what it means to own the referenced asset directly in that context.

Elena Stojic Christina Fettig November 9, 2020 Page 12

Response:

The Company respectfully submits that it does not currently intend to enter into a TRS. In the event the Company does enter in to a TRS, the Company will include any relevant disclosure associated with its use.

28.	In the section Incentive Fee on Capital Gains, you state the fee “is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the Company’s liquidation and is determined any payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier).” With a view to disclosure, please advise us how liquidated investments are defined and confirm that no special circumstances exist where an investment would be deemed liquidated despite the Company having on-going economic exposure to the investment.

Response:

The Company respectfully submits that for purposes of determining any incentive fee, the fee is based on the realized capital gains of the Company’s investments computed net of all realized capital losses and unrealized capital depreciation, in each case as determined in accordance with U.S. generally accepted accounting principles.

29.	Your disclosure indicates that you will reimburse the Adviser for certain expenses it incurs on your behalf. Please disclose the types of expenses subject to reimbursement under the Advisory Agreement or include a reference to where such disclosure is located in your Form 10.

Response:

The Company will add a cross-reference to “Item 2. Financial Information—Discussion of Management’s Expected Operating Plans—Expenses,” which describes the types of expenses for which the Adviser would be reimbursed by the Company.

Administration Agreement (page 16)

30.	Disclose whether any of the waivers are subject to reimbursement.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

Elena Stojic Christina Fettig November 9, 2020 Page 13

“Any fees waived under the Investment Advisory Agreement are not subject to reimbursement to the Adviser.”

Regulation as a Business Development Company – General (page 18)

31.	Please remove the last paragraph of this section as it is repetitive to the third paragraph.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 accordingly.

Item 1A. Risk Factors (page 32 - 60)

32.	We note the disclosure on page 38 describing actual and potential disruptive impacts that COVID-19 may have on your lending operations and the ability of your borrowers to comply with loan covenants or repay loans on a timely basis. Given the disruptions caused by COVID-19 and responses to it, and with a view to enhanced strategy disclosure, please tell us whether your investment analysis, diligence and monitoring process has changed. For example:

•	Has COVID-19 caused the Adviser to rethink the data and models it historically relied on when making investment decisions?

•	How is the Adviser distinguishing transitory versus secular business disruptions when making investment decisions?

•	Does the Adviser believe historical investment trends and data relationships will continue, and if not, how is the Adviser repositioning its analyses in response?

•	Has COVID-19 caused the Adviser to reconsider making allocations to particular industries or sectors and/or the types of deal terms it negotiates?

•	Have deal terms and documentation changed and if so, how? For example, what sorts of adjustments or addbacks for COVID-19-related or other impacts are being included in loan agreements?

•	Has the potential inability to conduct in-person due diligence impacted the number of investment options available and the Adviser’s overall comfort level with certain allocation types?

These are examples only. Our comment seeks to understand how recent events affect your investment operations and process as this may affect your investments in a way that should be reflected in your disclosure. Please explain and revise as necessary.

Elena Stojic Christina Fettig November 9, 2020 Page 14

Response:

The Company respectfully submits that Company’s investment process as described in the Registration Statement continues to operate in the same manner it did prior to the COVID-19 pandemic and that the risk disclosure included in the Registration Statement adequately describes the risks regarding the COVID-19 pandemic that are material to investors in the Company.

33.	On page 44, in the last sentence of the second paragraph under “Our ability to enter into transactions with our affiliates is restricted,” please remove the phrase “greater diversification” as the fund is non-diversified.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“We believe that such co-investments afford us additional investment opportunities and an ability to build a diverse portfolio.”

34.	If Bank Loans and High Yield Debt are principal investments of the fund, please include in the Investment Objectives.

Response:

The Company respectfully submits that Bank Loans and High Yield Debt are not principal investments of the Company.

35.	On page 48, we note that the fund invests in convertible securities. If the fund invests or expects to invest in contingent convertible securities (“CoCos”), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the fund intends to invest in CoCos and the amount the fund currently invests in CoCos.

Response:

The Company respectfully submits that investments in CoCos is not a principal investment strategy of the Company.

36.	We note the disclosure on page 53 that “shareholders may be required to return amounts distributed to them to fund the Company’s obligations, including indemnity obligations, and that you may incur certain contingent obligations.” Please explain how you plan to cover these contingent obligations and maintain compliance with applicable leverage limitations. In addition, please tell us the source of the shareholders’ obligations referenced above and advise whether such obligation would terminate upon a liquidity event.

Elena Stojic Christina Fettig November 9, 2020 Page 15

Response:

The Company will revise the disclosure as set forth below to clarify that the contingent obligations refer to those of the Company in connection with the sale of its investments, and that investors may be required to purchase shares of common stock of the Company pursuant to and in accordance with the terms and conditions of their respective Subscription Agreements in order to fund such contingent liabilities.

“These arrangements may result in the incurrence of contingent liabilities for which the Company may establish reserves or escrows. In that regard, shareholders may be required to purchase shares of common stock pursuant to their Subscription Agreements in order to fund the Company’s obligations, including indemnity obligations.”

37.	On page 56, the disclosure states the fund may use “standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts.” Please disclose the risks associated with the Company’s use of derivatives in Item 1. See Letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response:

The Company has reviewed the 2010 letter and believes that the Company’s derivative disclosure adequately reflects the Company’s anticipated use of derivatives.

Item 2. Financial Information (pages 61 - 65)

38.	On page 61, please include the following disclosure at the end of the introductory paragraph: “You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this Registration Statement.”

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 to add the sentence mentioned above.

Elena Stojic Christina Fettig November 9, 2020 Page 16

39.	Please provide in correspondence the name of the independent accounting firm that audits the financial statements.

Response:

The Company’s independent accounting firm that audited the Company’s financial statements which will be included in Pre-Effective Amendment No. 1, is Ernst & Young LLP.

40.	On page 63, in the “Critical Accounting Policies” section, please address the following comments:

a.	Disclose that on an on-going basis, the registrant will evaluate its estimates;

b.	Disclose that critical accounting policies in the notes to future financial statements will be disclosed; and

c.	Include the revenue recognition policy under Generally Accepted Accounting Principles.

Response:

The Company will revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“On an on-going basis, we will evaluate our estimates, including those related to the matters described below.”

The Company will include the audited financial statements in Pre-Effective Amendment No. 1 and revise the disclosure in Pre-Effective Amendment No. 1 as set forth below:

“While our significant accounting policies are more fully described in Note 2 of notes to our financial statements appearing elsewhere in this report, we believe the following accounting policies require the most significant judgment in the preparation of our consolidated financial statements.”

The Company respectfully submits that the revenue recognition policy is described on page 64 of the Registration Statement.

41.	On page 64, please disclose the accounting policy for organization and offering costs in Organization and Offering Expenses.

Response:

The Company respectfully submits that its accounting policy for organization and offering costs will be included in the notes to its audited financial statements to be included in Pre-Effective Amendment No. 1. Such policies will disclose that organization costs consist of costs incurred to establish the Company and enable it legally to do business. Organization costs are expensed as incurred. Offering costs consist of costs incurred in connection with the offering of common shares of the Company. Offering costs are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations, which has not yet occurred.

Elena Stojic Christina Fettig November 9, 2020 Page 17

42.	Please disclose the name of the Dealer Manager in this section.

Response:

The Company respectfully submits that the Company has not engaged a dealer manager. The Company has engaged a placement agent, Foreside Fund Services, LLC, as disclosed on page 65 of the Registration Statement.

Item 7. Certain Relationships and Related Transactions, and Director Independence (pages 74-77)

43.	Briefly explain to us why the disclosure under Investor Due Diligence Information on page 76 is appropriate and consistent with the Adviser’s obligations under the Advisers Act and the Company’s obligations under the Securities Act.

Response:

The Company will remove the referenced disclosure in Pre-Effective Amendment No. 1 given that the disclosure is not relevant to investors in the Company and instead should only refer to potential investors in the Adviser receiving information regarding the Adviser.

Item 10. Recent Sales of Unregistered Securities (page 78)

44.	Please explain in correspondence how the Registrant will be seeded.

Response:

As noted in response #1 above, the Company was formed on January 29, 2020 as a limited liability company. On September 23, 2020, the Company converted into a corporation. Immediately after the conversion, the Company sold 100 shares of its common stock, par value $0.001 per share, to BSP Fund Holdco (Debt Strategy) L.P. at a price of $15.00 per share, which was paid in cash.

Item 11. Description of Registrant’s Securities to be Registered (page 78)

45.	Please remove the language referring investors to the DGCL and describe any material provisions of Delaware General Corporation Law applicable to the Company in your disclosure.

Elena Stojic Christina Fettig November 9, 2020 Page 18

Response:

The Company respectfully submits that it is appropriate to maintain the reference to the DGCL. The Company notes that any material provisions of the DGCL are disclosed in Item 11 of the Registration Statement, but are only summaries. Investors or potential investors should refer to the DGCL for a more detailed description of the summaries provided.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew J. Carter at 202.261.3395 (or by email at matthew.carter@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:

Richard J. Byrne, Franklin BSP Capital Corporation

Nina K. Baryski, Franklin BSP Capital Corporation

Leeor P. Avigdor, Franklin BSP Capital Corporation

Matthew J. Carter, Dechert LLP

Jonathan H. Gaines, Dechert LLP